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                                                                      EXHIBIT 2

                                         Contact: Kathryn D. Cadigan
                                                  Director, Investor Relations
                                                  (617) 342-6366


FOR IMMEDIATE RELEASE
November 10, 1995

                    CABOT REPLACES SHAREHOLDER RIGHTS PLAN

Boston, MA -- Cabot Corporation (CBT/NYSE) announced today that its Board of Directors has adopted a new shareholder rights plan to replace the existing 1986 shareholder rights plan. Simultaneously, the Board authorized the redemption of the existing rights for a redemption price equal to $.05 per share of common stock.

The new plan is designed to protect against abusive takeover tactics. It is not adopted in response to any specific threat, but rather as a result of the periodic review of the Company's takeover response readiness.

Under the new plan, each shareholder will receive a dividend of one New Right for each share of the Company's outstanding common stock. Each New Right will entitle the holder to purchase one one-hundredth of a share of the Company's Series A Junior Participating Preferred Stock at an initial exercise price of $200.

Initially, the New Rights will be attached to the Company's common stock and are not exercisable. The New Rights will become detached from the common stock and immediately exercisable 10 days after any person or group becomes the beneficial owner of 15% or more of the Company's common stock or any person or group announces a tender offer or exchange offer that would result in that same beneficial ownership level, other than pursuant to certain permitted offers. Members of the Cabot family and related Cabot family entities which individually or in the aggregate beneficially own 15% or more of the common stock are "grandfathered" from triggering the New Rights, unless they form a "group" with non-grandfathered persons beneficially owning, in the aggregate, in excess of 1% of the then outstanding common stock.

If a buyer (other than a grandfathered person) acquires 15% or more of the Company's outstanding common stock (except pursuant to a "permitted offer" approved by the Board of Directors), each New Right (other than New Rights owned by such buyer) will entitle its holder to purchase the Company's common stock at a price discounted from the then market price. In addition, if the Company is acquired in a merger or other business combination transaction after such an acquisition, each New Right (other than New Rights owned by the buyer) will entitle its holder to purchase the acquiring company's shares at a discount.

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The record date for determining shareholders entitled to receive the distribution of New Rights will be at 5 p.m. on November 24, 1995; shares of common stock that are newly issued after that date will also have New Rights attached until the New Rights separate from the common stock. The New Rights will expire on November 10, 2005. The Company may redeem the New Rights at any time prior to the 10th day after a buyer acquires 15%, and under certain other circumstances, for $.01 per New Right. The distribution of New Rights is not taxable to shareholders.

The payment of the redemption price for the existing rights, the equivalent of a cash dividend of $0.05 per share of the Company's common stock, will be made on December 8, 1995 to shareholders of record on November 24, 1995.

Cabot Corporation has global operations in specialty chemicals and materials, and energy.




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